EXHIBIT 99.1

Foremost Clean Energy Fortifies Its Treasury with over $4.5 Million in Warrant and Option Exercises and Extends Successful National Marketing Campaign

VANCOUVER, British Columbia, June 16, 2025 (GLOBE NEWSWIRE) -- Foremost Clean Energy Ltd. (NASDAQ: FMST) (CSE: FAT) (“Foremost” or the “Company”) is pleased today to announce a significant strengthening of its financial position and the continuation of its strategic national marketing initiative. As a result of recent exercises of warrants and options by warrant holders and insiders, the treasury has been bolstered by over $4.5 million. This substantial increase in capital provides a solid foundation for Foremost to continue executing its strategic initiatives.

"We are extremely grateful for the continued support of our shareholders," stated Jason Barnard, President and CEO of Foremost "These warrant and option exercises are a testament to their confidence in Foremost's vision and a reflection of the significant growth potential ahead. Currently, we are advancing our operations and remain steadfast in our commitment to deploying capital efficiently and maximizing value for our shareholders. We believe we are in the early stages of an extraordinary uranium market cycle as uranium spot prices continue their upward trajectory, reflecting an impending structural supply deficit. With multiple exploration projects advancing and drill programs in the pipeline, this is an exceptionally exciting time for our Company.”

Marketing Campaign

Building on the success of its initial launch, Foremost is also extending its multi-platform investor awareness and marketing campaign and its partnership with LFG Equities Corp. (”LFG”). This comprehensive initiative was designed to educate millions of North American retail and institutional investors on Foremost's unique position within the clean energy landscape. The campaign will continue to articulate the critical role of base load nuclear energy in the clean energy transition which is expected to drive increased uranium demand. It also will highlight Canada’s strategic advantage in the secure critical mineral supply chain and Foremost's position as one of the only Nasdaq-listed Athabasca Basin pure-plays with Denison Mines Corp. (“Denison”, NYSE American: DNN) and its unique collaboration.

The services provided by LFG will include digital marketing with display ads, SEO search optimization, SMS and newsletter campaigns, social media amplification, paid influencer engagement, and YouTube content creation.

The extended campaign will run from June 16, 2025, until December 31, 2025, for $250,000 USD per month plus GST and may be canceled with 5 days' notice without penalty. The agreement shall continue on a month-to-month basis unless terminated by either party with a 14-day written notice. LFG’s business address is at 402-9140 Leslie St., Richmond Hill, ON, L4B 0A9 and can be contacted @info@LFGequities.com or at 1 (514) 651-6929.

LFG is an arm’s length party to the Company. LFG does not have any interest, directly or indirectly, in the Company or its securities or any right or intent to acquire such an interest at this time; however, LFG and its clients may acquire an interest in the securities of the Company in the future. There is no performance factors contained in the agreement, and no stock options or other compensation in connection with the engagement.

About Foremost

Foremost Clean Energy Ltd. (NASDAQ: FMST) (CSE: FAT) (WKN: A3DCC8) is a rapidly growing North American uranium and lithium exploration company. The Company holds an option holds an option from Denison Mines Corp. (“Denison”) to earn up to a 70% interest in 10 prospective uranium properties (with the exception of the Hatchet Lake, where Foremost is able to earn up to 51%), spanning over 330,000 acres in the prolific, uranium-rich Athabasca Basin region of northern Saskatchewan. As the demand for carbon-free energy continues to accelerate, domestically mined uranium and lithium are poised for dynamic growth, playing an important role in the future of clean energy. Foremost’s uranium projects are at different stages of exploration, from grassroots to those with significant historical exploration and drill-ready targets. The Company’s mission is to make significant discoveries alongside and in collaboration with Denison through systematic and disciplined exploration programs.

Foremost also has a portfolio of lithium projects at varying stages of development, which are located across 55,000+ acres in Manitoba and Quebec. For further information, please visit the Company’s website at www.foremostcleanenergy.com.

Contact and Information

Company
Jason Barnard, President and CEO
+1 (604) 330-8067
info@foremostcleanenergy.com

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X: @fmstcleanenergy
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Forward-Looking Statements

Except for the statements of historical fact contained herein, the information presented in this news release and oral statements made from time to time by representatives of the Company are or may constitute “forward-looking statements” as such term is used in applicable United States and Canadian laws and including, without limitation, within the meaning of the Private Securities Litigation Reform Act of 1995, for which the Company claims the protection of the safe harbor for forward-looking statements. These statements relate to statements regarding expectations with respect to energy and uranium demand and the Company’s exploration plans and objectives. Any other statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect,” “is expected,” “anticipates” or “does not anticipate,” “plans,” “estimates” or “intends,” or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved) are not statements of historical fact and should be viewed as forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks and other factors include, among others, the availability of capital to fund programs and the resulting dilution caused by the raising of capital through the sale of shares, continuity of agreements with third parties and satisfaction of the conditions to the option agreement with Denison, risks and uncertainties associated with the environment, delays in obtaining governmental approvals, permits or financing. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Although the Company believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be achieved. Forward-looking information is subject to certain risks, trends and uncertainties that could cause actual results to differ materially from those projected. Many of these factors are beyond the Company’s ability to control or predict. Important factors that may cause actual results to differ materially and that could impact the Company and the statements contained in this news release can be found in the Company’s filings with the Securities and Exchange Commission. The Company assumes no obligation to update or supplement any forward-looking statements whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements contained in this news release and in any document referred to in this news release. This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities. Please refer to the Company’s most recent filings under its profile on Sedar+ at www.sedarplus.ca and on Edgar at www.sec.gov for further information respecting the risks affecting the Company and its business.

The CSE has neither approved nor disapproves the contents of this news release and accepts no responsibility for the adequacy or accuracy hereof.